Steven A. Saide
                                 Attorney At Law
                        158 West 27th Street, Third Floor
                               New York, NY 10001

                                  May 24, 2005

Mr. William Friar
Senior Financial Analyst
Securities and Exchange Commission
Division of Corporate Finance
Stop 0408
Washington, D.C.

               Re: Velocity Asset Management, Inc. - Registration Statement on Form SB-2 (File No. 333-122062
                    -------------------------------------------

Dear Mr. Friar:

         On behalf of my client, Velocity Asset Management, Inc. (the "Company"), this letter responds to the comments contained in your letter of May 10, 2005, relating to the Registration Statement, as filed by the Company on January 14, 2005 (the "Initial Filing"), as amended by Amendment No. 1 filed by the Company on March 16, 2005, and as amended by Amendment No. 2 filed by the Company on April 20, 2005 ("Amendment No. 2"). For your convenience, by copy of this letter we will be providing you with two marked copies of Amendment No. 3 to the Registration Statement ("Amendment No. 3"), which is being filed with the Commission today.

Responses to Comments
---------------------

         Set forth below are individual responses to each of the comments contained in your letter. The captions set forth below correspond to the captions in your letter. References to page numbers relate to the prospectus.

Risk Factors

         1. In response to your comment, a risk factor has been added detailing the Company's relationship with the law firm of Ragan & Ragan, P.C. that indicates, among other things, the percentage ownership in the Company by Messrs. Ragan and Ragan, the percentage of time that each spends on the Company's business and the total dollar payment that the Company paid Ragan & Ragan, P.C. during fiscal 2004 and the first quarter of 2005.

Mr. William Friar
May 24, 2005
Page 2

Financial Statements

General
-------

         2. The financial statements filed with Amendment No. 2 were incorrectly labeled as condensed consolidated financial statements and, in actuality, were a complete set of audited financial statements prepared in accordance with Item 310(a) of Regulation S-B. All references to "condensed" consolidated financial statements have been removed. It should be noted that concurrent with the filing of Amendment No. 3 the Company has filed an amended Annual Report on Form 10-KSB deleting the references to "condensed" consolidated financial statements and incorporating several other changes in response to the Staff's comments as set forth herein.

Note 2 - Summary of Significant Accounting Policies - page F-9
--------------------------------------------------------------

        Reverse Acquisition - page F-8
        ------------------------------

         3. Note 2 of the financial statements has been revised to include a specific statement regarding the actual sales price of the acquisition of the public shell. Such additional disclosure is intended to address the required disclosure contained in paragraph 51 of SFAS 141. Additional information concerning the reverse acquisition was added to Note 11. Also see the response to item 6 below.

Note 6 - Line of Credit - page F-15
-----------------------------------
Note 7 - Long Term Debt F-16
----------------------------

         4. The share exchange agreement pursuant to which the reverse merger of STB, Inc. into Tele-Optics, Inc. (the "Reverse Merger") was effected contained a provision requiring that all outstanding debt of STB, Inc. to John C. Kleinert be exchanged for a class of preferred stock to be authorized post the Reverse Merger following shareholder approval that would be convertible, at the option of the holder, into shares of the Company's common stock at such price per share as approved by the board of directors.

         In the second quarter of 2004, the Company entered into a non-binding engagement letter with an underwriter to assist the Company in a "best efforts" private placement to accredited investors of between $2.5 and $5 million of units consisting of shares of the Company's common stock and warrants. The underwriter undertook due diligence to determine a valuation of the Company and at the underwriter's request the debt exchange was put on hold pending completion of the underwriter's valuation. Following its due diligence, the underwriter required as a precondition to the underwriting that the original negotiated exchange of all outstanding debt into convertible preferred stock by John Kleinert under the terms of the share exchange agreement be revised to include two of the other early lenders to the Company's J. Holder subsidiary and that the exchange be directly into common stock at $.90 per share. The Company believes that such underwriter's valuation and required exchange price reflected, at least in part, the private placement concurrent with the Reverse Merger to an accredited investor of an aggregate of 562,500 shares and a five year warrant to purchase 562,500 shares at $1.04 (as adjusted for the 13 for one

Mr. William Friar
May 24, 2005
Page 3

reverse split) for an aggregate of $500,000, or $0.89 per share (as adjusted for the 13 for one reverse split). As per the underwriter's requirement, the debt/equity exchange was completed in August 2004. Subsequently, the underwriting was abandoned for reasons unrelated to the exchange and the private placement was effected by the Company in which it raised an aggregate of $3,363,529.50 by the sale of 2,242,353 units of its equity securities. While the Staff correctly noted the closing market price of the Company's common stock on the July 1, 2004 effective date and the August 12, 2004 exchange date, the Company determined that since its common stock was very thinly traded and volatile at this time period, the outside valuation of the potential "best efforts" underwriter and the sale price of shares sold to the accredited investor concurrent with the reverse merger provided a more accurate indication of the fair value of the common stock than the market price.

Note 10 - Income Taxes F-17
---------------------------

         5. For the year ended December 31, 2003 and 2002, the public entity (Tele-Optics, Inc.) was an inactive public shell with no known source of revenues. Although the Company had existing net operating loss carryforwards ("NOLs") available to be offset against taxable income, since the Company was inactive, the NOLs in 2002 and 2003 were offset by a 100% valuation allowance.

         During the fiscal year ended December 31, 2004, the Company was acquired in a reverse acquisition by STB, Inc. The NOLs carryover to the new acquiring entity, but the usage of the NOLs would be limited each year due to the ownership change under Internal Revenue Code 382. Therefore, a portion of the NOLs will expire prior to the Company being able to use them.

         In 2004, the Company generated taxable income and should continue to generate future taxable income going forward based on the business plan of management. Therefore, for the year ended December 31, 2004, the valuation allowance has been changed from the previous 100% valuation allowance to a new valuation allowance representing the portion of the NOLs that will expire prior to being utilized by the Company. This allowance represents the impact of applying the applicable IRS code sections and carryforward limitations against them.

Note 11 - Recapitalization - page F-18
--------------------------------------

         6. In response to the Staff's comment, Note 11 has been expanded to include an additional disclosure of how the equity section of the Company was recorded. It also references the reader to Note 2 which discusses in detail the reverse acquisition and its accounting treatment.

Mr. William Friar
May 24, 2005
Page 4

Note 15 - Stock Based Compensation - page F-22
----------------------------------------------

         7. (a) In response to the Staff's comment, Note 15 has been revised to disclose the fair value of the Company's common stock on the date of issuance to Lomond. The fair value of such common stock at the measurement date was $0.08 per share, the closing bid price of the Company's common stock as reported by the OTC Bulletin Board on February 3, 2005.

         (b) Under EITF 96-18, the Company is required to measure the fair value of equity instruments issued in exchange for services as of the earlier of the date at which a commitment for performance by the counterparty to earn the equity instruments are reached or the date at which the counterparty's performance was complete.

         The principal service of the contract with Lomond was the Company's acquisition of Tele-Optics, Inc. on February 4, 2004. As required by EITF 96-18, the warrants were valued as of the date in which significant performance required by the contract was completed.

         The equity award granted to Del Mar in exchange for investor relations services was fully vested and non-forfeitable on the day the Company entered into the arrangement, December 16, 2004, and therefore under footnote 5 to EITF 96-18, the equity instruments were valued as of such date.

         Under the guidance of EITF 96-18 "Issue 2--For All Transactions, the Period and Manner to Recognize", the Company determined that it was appropriate to recognize the fair value of the equity instruments issued to each of Lomond and Del Mar and expense the total stock compensation associated with the service contracts in 2004 because the Company would have been required to pay cash up front to procure the contractual services of each entity if cash consideration had been used as compensation for the service contracts instead of paying with or using the equity instruments.


                                      * * *

Please feel free to contact the undersigned at (212) 367-9400 if you have any comments with respect to the foregoing.

                                            Very truly yours,



                                            /s/ Steven A. Saide
                                            --------------------------------
                                            Steven A. Saide